EXHIBIT 99.10

Gammon Lake Resources Inc. Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

Contents

Page

Interim Consolidated Statements of Loss and Deficit	1

Interim Consolidated Balance Sheet	2

Interim Consolidated Statements of Cash Flows	3

Notes to the Interim Consolidated Financial Statements	4-14

Gammon Lake Resources Inc. Interim Consolidated Statements of Loss and Deficit
(Unaudited) Periods Ended April 30	Three Months 2002	Three Months 2001	Nine Months 2002	Nine Months 2002

Revenue
Interest	$ 81	$ 18,695	$ 19,537	$ 88,472
Management fees	30,000	--	30,000	--

	30,081	18,695	49,537	88,472

Expenses
Amortization	1,047	1,357	3,141	4,071
General and administrative	190,847	109,122	402,475	439,314
Management fees	9,000	9,000	27,000	27,000
Professional fees	230,905	217,940	740,377	1,080,745
Wages and benefits	17,914	19,003	57,262	54,007

	449,713	356,422	1,230,255	1,605,137

Loss before other items	(419,632)	(337,727)	(1,180,718)	(1,516,665)

Foreign exchange gain	143,000	--	143,000	--

Net loss	$ (276,632)	$ (337,727)	$(1,037,718)	$(1,516,665)

Loss per share (Note 8)	$ (0.01)	$ (0.02)	$ (0.04)	$ (0.08)

Deficit, beginning of period	$(4,655,119)	$(3,361,755)	$(3,894,033)	$(2,182,817)

Net loss	(276,632)	(337,727)	(1,037,718)	(1,516,665)

Deficit, end of period	$(4,931,751)	$(3,699,482)	$(4,931,751)	$(3,699,482)

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Interim Consolidated Balance Sheets (Unaudited)	April 30, 2002	July 31, 2001

Assets
Current
Cash and cash equivalents	$ 479,212	$ 469,915
Receivables
Commodity taxes	684,531	653,796
Other	177,738	76,930
Prepaids	2,451	657

	1,343,932	1,201,298
Capital assets (Note 3)	27,698	29,577
Mineral properties and related deferred
costs (Notes 1, 2, 4 and 5)	37,125,931	22,583,821

	$ 38,497,561	$ 23,814,696

Liabilities
Current
Payables and accruals	$ 272,239	$ 182,906
Long term debt (Note 6)	10,968,111	--

	11,240,350	182,906

Shareholders' Equity
Capital stock (Note 7)	32,188,962	27,525,823
Deficit	(4,931,751)	(3,894,033)

	27,257,211	23,631,790

	$ 38,497,561	$ 23,814,696

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 5)
Subsequent events (Note 13)

On behalf of the Board

(Sgd.) "Fred George" Director	(Sgd.) "Bradley Langille" Director

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Interim Consolidated Statements of Cash Flows
Unaudited Periods Ended April 30	Three Months 2002	Three Months 2001	Nine Months 2002	Nine Months 2002

Increase (decrease) in cash and cash equivalents

Operating
Net loss	$ (276,632)	$ (337,727)	$(1,037,718)	$(1,516,665)
Amortization	1,047	1,357	3,141	4,071
Foreign exchange gain	(143,000)	--	(143,000)	--

	(418,585)	(336,370)	(1,177,577)	(1,512,594)
Change in non-cash operating
working capital (Note 9)	(42,309)	(109,768)	(56,025)	(416,224)

Cash flow from operations	(460,894)	(446,138)	(1,233,602)	(1,928,818)

Financing
Net proceeds from issuance of
capital stock	1,031,525	7,501	2,063,138	4,644,139

Investing
Acquisition of capital assets	--	--	(1,262)	--
Expenditures on mineral properties
and related deferred costs - net	(146,524)	(566,442)	(727,824)	(4,369,746)
Decrease in payables relating to
mineral properties	(42,351)	103,436	(91,153)	20,398

	(188,875)	(463,006)	(820,239)	(4,349,348)

Increase (decrease) in cash
and cash equivalents	381,756	(901,643)	9,297	(1,634,027)

Cash and cash equivalents
Beginning of period	97,456	1,892,958	469,915	2,625,342

End of period	$ 479,212	$ 991,315	$ 479,212	$ 991,315

Cash flow per share from operations (Note 8)	$ (0.02)	$ (0.02)	$ (0.05)	$ (0.10)

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

1.	Nature of operations and going concern

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds to complete acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.	Significant accounting policies

Basis of presentation
The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.‘s financial position as at April 30, 2002 as well as its results of operations and cash flows for the three month and nine month periods ended April 30, 2002 and 2001.

The unaudited interim consolidated financial statements and notes should be read in conjunction with the Company’s most recent annual consolidated financial statements.

These interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company’s share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

2.	Significant accounting policies (continued)

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from those reported.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs
Exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

The Company is in the process of exploring and developing its various properties and has not yet determined the amount of reserves available in its properties. The amounts shown as mineral properties and related deferred costs represent costs to date and do not necessarily represent present or future values.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation plans
The Company has a stock option plan which is described in Note 7. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes
Future income tax assets are recognized on temporary timing differences between reported and taxable income and on losses incurred more likely than not to be carried forward to reduce future taxable income. Future income tax liabilities are recognized on temporary timing differences between reported and taxable income which will increase future taxable income.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

2.	Significant accounting policies (continued)

Earnings (loss) per common share
Basic earnings (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at its fiscal year end, no provision has been provided in the financial statements.

3.	Capital assets

	April 30, 2002			July 31, 2001

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 6,752	$ 4,387	$ 2,365	$ 6,752	$ 3,700	$ 3,052
Exploration equipment	40,107	15,757	24,350	39,158	13,904	25,254
Furniture and equipment	2,957	1,974	983	2,957	1,686	1,271

	$49,816	$22,118	$27,698	$48,867	$19,290	$29,577

4.	Mineral properties and related deferred costs

For the nine month period ended April 30, 2002

	Balance July 31, 2001	Expenditures during the period	Balance April 30, 2002

Mexico
La Cuesta and Santa Maria	$ 1,063,448	$ --	$ 1,063,448
Ocampo	21,520,373	14,542,110	36,062,483

	$22,583,821	$14,542,110	$37,125,931

During the nine month period ended April 30, 2002, $2,600,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration and $11,214,286 of expenditures related to the Ocampo property were incurred for long term debt consideration.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

5.	Commitments and contingencies

Option and joint venture agreements

a)	Minera Fuerte Mayo, S.A. de C.V.

The Company has a joint venture agreement with Minera Fuerte Mayo, S.A. de C.V. (Fuerte Mayo) respecting the Ocampo property where the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator of the property and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfil the above conditions of the joint venture agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proved gold reserves.

b)	Minerales de Soyopa, S.A. de C.V.

On November 24, 2001, the Company and Minerales de Soyopa, S.A. de C.V. (Soyopa) entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired one hundred percent of the right, title and ownership to 17 mining claims in the Ocampo district. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 due from any future equity financing, but not later than May 23, 2002 (which has been subsequently paid), the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 set out as follows:

i)	US $3,500,000 on or before November 23, 2006;

ii)	US $3,500,000 on or before November 23, 2007;

iii)	In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay US $1,000,000 commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000, or the amount remaining, becomes due.

The issuance of the 5,000,000 common shares of the Company to Soyopa is subject to regulatory approval and certain conditions set out in the agreement. Under the terms of the agreement, the shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has allotted a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

c)	Compania Minera Global, S.A. de C.V.

On July 17, 2000, the Company entered into an agreement with Compania Minera Global S.A. de C.V. (Global) for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa) to secure the right to acquire the remaining fifty-one percent (51%) interest in the claims and concessions set out in the agreement dated February 8, 2000 respecting the Ocampo property.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

5.	Commitments and contingencies (continued)

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

d)	Bolnisi Gold NL

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi Gold NL (Bolnisi) over certain areas of the Ocampo property, Chihuahua State, Mexico.

A summary of the significant terms and conditions of the agreement are as follows:

i)	Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period.

ii)	Bolnisi will complete the feasibility study commenced by the Company.

iii)	At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.

iv)	Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production, at its own expense, at a rate of not less that 1.25 million tonnes per annum.

v)	If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn in agreement will be null and void and the Company will retain 100% ownership of the properties.

vi)	Bolnisi is granted a right of first refusal to develop the Company’s remaining properties.

vii)	Bolnisi will pay $60,000 US (which has been subsequently paid) towards the Company’s commitment of $125,000 US to Minerales de Soyopa, S.A. de C.V. on or before May 23, 2002.

A summary of the future commitments based on the above noted option and joint venture agreements at April 30, 2002 are set out in the following table:

Agreement	Consideration	Terms

Minera Fuerte Mayo, S.A. de C.V	US $211,526	Upon sale of the property

Compania Minera Global, S.A. de C.V	US $1,000,000	Upon sale of the property

Minerales de Soyopa, S.A. de C.V	US $125,000	On or before May 23, 2002

Minerales de Soyopa, S.A. de C.V	US $3,500,000	On or before November 23, 2006

Minerales de Soyopa, S.A. de C.V	US $3,500,000	On or before November 23, 2007

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

6.	Long term debt

The long term debt is payable to Minerales de Soyopa, S.A. de C.V. (Soyopa). The debt is non-interest bearing and has terms of repayment as follows:

i)	US $3,500,000 on or before November 23, 2006;

ii)	US $3,500,000 on or before November 23, 2007;

iii)	In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

7.	Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of shares	Ascribed value
Balance - July 31, 2000	17,646,003	$ 16,718,434
Issued during the year ended July 31, 2001:
Pursuant to joint venture and consulting agreements
Minera Fuerte Mayo, S.A. de C.V. (Ocampo Property)	1,000,000	1,300,000	(1)
Compania Minera Global S.A. de C.V. (Ocampo property)	825,000	4,125,000	(2)
Compania Minera Global S.A. de C.V. (Ocampo property)	175,000	875,000	(3)
For cash upon exercise of share purchase options	20,000	31,500
For cash upon exercise of warrants	14,063	35,158
For cash upon exercise of special warrants	1,000,000	5,000,000
Less: share issue costs	--	(559,269)

Balance - July 31, 2001	20,680,066	$ 27,525,823

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

7.	Capital stock (continued)

Issued and outstanding:

	Number of shares	Ascribed value
Balance - July 31, 2001	20,680,066	$ 27,525,823
Issued during the nine month period ended April 30, 2002:
Pursuant to joint venture agreement (Ocampo property)	5,000,000	2,600,000 (4)
For cash pursuant to private placements	2,325,000	1,237,000
For cash upon exercise of share purchase options	935,000	596,250
For cash upon exercise of special warrants	519,250	233,662
For cash upon exercise of warrants	346,750	225,388
For cash upon exercise of compensation warrants	163,750	99,888
Less: share issue costs	--	(329,049)

Balance - April 30, 2002	29,969,816	$ 32,188,962

(1)

Pursuant to the joint venture agreement, the Company issued 1,000,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $4.00 per share. The issuance has been recorded at the contract price of $1.30 per share.

(2)

Pursuant to a consulting services agreement respecting a joint venture agreement, the Company issued 825,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(3)

Pursuant to an agreement respecting the purchase of the right, title and interest in the claims for Dies de Mayo, and Alejandria at Ocampo, Chihuahua State, Mexico. The Company issued 175,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(4)

Pursuant to an agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa), the Company issued 5,000,000 shares to Soyopa at a price of $0.52 per share, representing the approximate trading value at the time the agreement was entered into.

Share purchase warrants
A summary of the 2,836,250 outstanding warrants to purchase common shares as at April 30, 2002 are as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price

100,000	December 21, 2002	$5.50
75,000	July 31, 2002	$2.30
2,311,250	October 9, 2003	$0.65
350,000	February 11, 2004	$0.75

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

7.	Capital stock (continued)

With respect to the private placement offering of October 12, 2001, the Company granted 197,500 non-assignable broker’s options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003. As of April 30, 2002, 163,750 of these have been exercised.

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 5,000,000, subject to change by approval of the shareholders and regulatory authorities. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 6,978,300 options have been granted pursuant to the Company’s stock option plan of which 2,506,800 have been exercised or expired. Options granted as at April 30, 2002 are in excess of the amount available under the Company’s stock option plan and are subject to shareholder approval. Set forth below is a summary of the outstanding options to purchase common shares as at April 30, 2002.

Holder	Number of Shares Under Option	Expiration Date	Exercise Price

Directors	5,000	April 20, 2003	$0.75
Directors	5,000	April 20, 2003	$0.75
Directors	266,000	April 8, 2004	$1.20
Consultants	10,000	October 1, 2004	$2.00
Director	40,000	January 31, 2005	$2.40
Directors	650,000	April 25, 2006	$1.50
Consultants and employees	40,500	April 25, 2006	$1.50
Directors	370,000	September 26, 2006	$0.50
Consultants	65,000	September 26, 2006	$0.50
Directors	400,000	January 18, 2007	$0.70
Consultants	250,000	February 5, 2003	$0.75
Consultants	100,000	March 1, 2007	$0.90
Consultants	400,000	March 1, 2007	$0.93
Officers	150,000	February 7, 2007	$0.75
Consultants	190,000	February 7, 2007	$0.75
Directors	700,000	March 15, 2007	$0.80
Consultants	800,000	March 15, 2007	$0.80
Consultants	35,000	April 24, 2007	$1.30

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

7.	Capital stock (continued)

Fixed Options	Shares	Weighted Average Exercise Price
Outstanding, January 31, 2002	2,121,500	$ 1.01
Granted	3,085,000	0.80
Exercised	(735,000)	(0.68)
Expired	--	--

Outstanding, April 30, 2002	4,471,500	$ 0.92

Options exercisable, April 30, 2002	2,593,200	$ 1.01

8.	Loss and cash flow per share

Loss and cash flow per share is calculated based on the weighted average number of shares outstanding during the three month period ended April 30, 2002 of 29,147,608 (2001 – 20,678,399) and during the nine month period ended April 30, 2002 of 25,918,288 (2001 – 19,447,948).

Loss per share on a diluted basis would be as per above, as all factors are anti-dilutive.

9.	Supplemental cash flow information

Period Ended April 30	Three Months 2002	Three Months 2001	Nine Months 2002	Nine Months 2001

Change in non-cash operating working capital:
Receivables	$(58,786)	$ 9,445	$(36,305)	$(266,331)
Prepaids	(1,888)	6,760	(1,794)	4,203
Payables and accruals	18,365	(125,973)	(17,926)	(154,096)

	$(42,309)	$(109,768)	$(56,025)	$(416,224)

Interest and income taxes paid:
Interest	Nil	Nil	Nil	$ 1,487

Income taxes	Nil	Nil	Nil	$ 1,004

	April 30 2002	July 31, 2001

Cash and cash equivalents consist of:
Cash on hand and balances with banks	$479,212	$ 79,915
Temporary money market instruments	--	390,000

	$479,212	$469,915

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

10.	Income taxes

The following table reconciles the expected income tax recovery at the statutory income tax rate to the amounts recognized in the consolidated statements of loss for the periods ended April 30, 2002 and 2001.

	Three Months 2002	Three Months 2001	Nine Months 2002	Nine Months 2001

Net loss reflected in interim consolidated
statement of loss	$ 276,632	$ 337,727	$ 1,037,718	$ 1,516,665

Expected income tax recovery at
statutory rate	$ 116,185	$ 149,004	$ 435,841	$ 669,150
Valuation allowance	(116,185)	(149,004)	(435,841)	(669,150)

Income tax recovery recognized	$ --	$ --	$ --	$ --

At July 31, 2001, the Company’s fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company had non-capital losses of approximately $3,640,289 which are due to expire as follows, unless applied against future taxable income of the Company.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ --	$ 7,357
July 31, 2004	311,475	--	311,475
July 31, 2005	197,741	--	197,741
July 31, 2006	367,364	--	367,364
July 31, 2007	887,312	--	887,312
July 31, 2008	1,675,000	--	1,675,000
July 31, 2010	--	194,040	194,040

	$3,446,249	$ 194,040	$3,640,289

The future income tax benefits, if any, related to the deductions and losses have not been recognized in these financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2002 and 2001

11.	Related party transactions

The Company paid the following amounts to companies controlled by Directors:

	Three Months 2002	Three Months 2001	Nine Months 2002	Nine Months 2001

Management fees	$ 9,000	$ 9,000	$ 27,000	$ 27,000
Mineral property exploration expenditures	10,385	12,115	34,615	34,615
Promotional fees	9,462	12,536	34,538	37,615
Professional fees	128,031	14,000	290,237	155,500

	$156,878	$ 47,651	$386,390	$254,730

Included in receivables is $82,500 receivable from a director and officer.

12.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos and the Company’s long term debt is denominated in United States dollars and are translated at the period end based on the Company’s accounting policy as set out in Note 2 to the consolidated financial statements.

The Company estimates that the fair value of its cash and cash equivalents, receivables and payables approximate their carrying values. There is no satisfactory market for the Company’s long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.

13.	Subsequent events

On June 4, 2002, the Company announced the completion of a private placement offering. The private placement consisted of the sale of 5,200,000 units at $1.25 per unit for gross proceeds of $6,500,000. Each unit consisted of one common share of Gammon Lake Resources Inc.‘s capital stock together with one half common share purchase warrant per unit. Each whole common share purchase warrant entitles the holder to acquire one common share for $1.50 at anytime within eighteen months of the closing. Additionally, the agent was granted an over-allotment of up to 15% (780,000 units) of the offering on the same terms as above until July 2, 2002.

The agent’s commission on the issue was 7.5% of the gross proceeds and broker warrants equal in number to 5% of the units sold.